EXHIBIT 21

INTERNATIONAL PAPER COMPANY

SUBSIDIARIES AS OF DECEMBER 31, 2004

The following table lists the names of certain subsidiaries of International Paper Company. The table omits names of certain subsidiaries since the omitted subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2004.

U.S. Subsidiaries	State or Jurisdiction of Incorporation

IP Pacific Timberlands, Inc. (Including subsidiaries)	Delaware

Federal Forestlands, Inc. (Including subsidiaries)	Delaware

The Branigar Organization, Inc. (Including subsidiaries)	Illinois

Non-U.S. Subsidiaries

Carter Holt Harvey Limited (Including subsidiaries)	New Zealand

International Paper Do Brasil Ltda.	Brazil

International Paper Investments (France) S.A.S. (Including subsidiaries)	France